May 11, 2018

VIA EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products
United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fossil Group, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2017
Filed March 2, 2018
File No. 0-19848

Dear Ms. Thompson:

This letter is submitted on behalf of Fossil Group, Inc. (the “Company”) in response to the comments of the staff of the Office of Consumer Products (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 30, 2017 (the “Form 10-K”) filed on March 2, 2018, as set forth in your letter dated April 23, 2018 (the “Comment Letter”) to Mr. Jeffery N. Boyer.

For reference purposes, the text to the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form 10-K. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.                                      We note your risk factor “The loss of any of our license agreements, pursuant to which a number of our products are produced, may result in the loss of significant revenues and may adversely affect our business” on page 18. You state that your MICHAEL KORS and ARMANI license agreements may be terminated by the licensor effective at the end of 2019 if you fail to meet certain net sales thresholds in 2018. You further state that if you are unable to achieve the minimum nets sales thresholds, you would seek a waiver of the non-compliance or amend the agreement to modify the thresholds or face the possibility that the licensor could terminate the license agreement before its expiration date. We note that MICHAEL KORS and ARMANI licensed product sales account for 22.6% and 12.1%, respectively, of your consolidated net sales. Considering the potential near-term termination of these material license agreements, please discuss the risk and uncertainty of these potential terminations in an appropriate section of MD&A. Refer to Item 303(a) of Regulation S-K. Please address the following:

•                  Tell us and disclose the minimum net sales thresholds for these and any other material license agreements. In doing so, quantify within MD&A the related revenues recognized and disclose the likelihood of meeting such thresholds, if reasonably estimable, and the specific two year period for which the MICHAEL KORS threshold applies.

•                  Tell us and disclose if you have previously sought waivers of non-compliance or sought to amend covenants in any material license agreements and, if so, discuss the results of your negotiations.

•                  Discuss the potential impact on your business, operations and other license agreements if these two licenses were terminated.

Response to Comment No. 1

The Company enters into license agreements in the ordinary course of its business.  Other than the percentage of total net sales generated by its most significant license agreements and by its portfolio of licensed brands in the aggregate, the Company does not disclose detailed financial information about its license agreements.  In addition, the Company does not publicly disclose specific details regarding negotiations with individual licensors as that would reveal the Company’s negotiating tactics and competitive position in the market place.

The Company respectfully submits that disclosure of minimum net sales thresholds, revenue by license agreement or details regarding negotiations with licensors would put the Company at a competitive disadvantage when negotiating both new license agreements and potential amendments to current agreements, which would harm the Company’s stockholders.  Furthermore, the Company does not believe it is customary in the retail industry to publicly disclose such information and notes that its publicly traded competitors do not disclose such information in their filings with the SEC.  In addition, the SEC has granted confidential treatment of such thresholds to the Company’s competitors previously.

The Company currently discloses information about its primary licensed brands (and the related license agreements) that the Company believes is meaningful to investors, including, the brand name, relevant retail price point, expiration date and the fact that each license is subject to potential early termination.  The Company believes that information regarding the specific minimum sales thresholds under its license agreements would not be material to the reasonable investor because investors do not have insight into sales forecasts for individual license brands with which to evaluate the thresholds nor the multitude of factors that cause sales forecasts to be continually revised throughout the year.  Rather, the information that is material to an investor is that such thresholds exist as well as the potential early termination dates of the Michael Kors and Armani licenses, which the Company has already disclosed.  In addition, the Company has already disclosed the potential impact on its business if its licenses agreements are terminated.  The Company states on page 19 of the Form 10-K that a termination of a license agreement “could result in a significant decrease in our net sales and have a material adverse effect on our results of operations.”  The termination of a license agreement does not directly affect any of the Company’s other license agreements.

With regard to the Company’s Michael Kors license, the two year net sales threshold is a rolling two year period, and the Company met the net sales threshold in 2017.  As a result, the Michael Kors license would not be terminable at the end of fiscal 2018 under that threshold.  However, as disclosed in the Form 10-K, each of the Michael Kors and Armani licenses has a standalone fiscal 2018 net sales threshold, which if not met, would enable the licensor to terminate the license agreement at the end of fiscal 2019.

The Company is unable to reasonably estimate the likelihood of meeting these fiscal 2018 net sales thresholds because (i) the Company generates a substantial percentage of its net sales in the second half of its fiscal year, particularly during the “back to school” and Christmas seasons, and (ii) a variety of factors such as economic conditions, consumer preferences, acceptance of new products, and the success of advertising campaigns, among other factors, will affect sales of these products and most of these factors are outside of the Company’s control and its ability to predict.

Furthermore, even if the net sales thresholds were not met, the Company would be unable to estimate the likelihood that the licenses would be terminated as a result.  In practice, when companies within the retail industry do not achieve target sales numbers, it is not uncommon for such provisions to either be waived or the agreement to be renegotiated and preserved due to the mutually beneficial nature of these license agreements, the long term nature of the relationships and the dependence of the licensee on the services of the licensor.  From time to time, the Company has sought and received waivers and amendments in the ordinary course of business, including under the Michael Kors license.

Finally, consistent with the Company’s past disclosure practices, if the Company determines that the termination or non-renewal of a material license has become probable, the Company will disclose that development to investors in its next Form 10-Q or Form 10-K filing.

2.                                      Please consider separately presenting sales and gross margin information for traditional and connected watches within your results of operations discussion. Given the growth and expansion of your connected watch products and the lower gross margins associated with these products, we believe such disclosures would provide useful information for investors.

Response to Comment No. 2

The Company’s watch product category includes traditional, hybrid and smart watches, which are produced under a variety of owned and licensed brand names.  The Company views the watch category as a whole and does not present separate sales or gross margin information for traditional, hybrid and smart watches nor by brand within those categories, all of which the Company views as competitively sensitive information.  With regard to gross margin information, the Company does not separately calculate specific gross margins for traditional, hybrid or smart watches.  However, due to the higher component costs of hybrid and smart watches, the Company knows that hybrid and smart watches currently tend to have lower gross margins than traditional watches, which is what the Company discloses to investors.

* * * * *

In connection with responding to the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, notwithstanding any review, comments, action or absence of action by the Staff.

If you should have any questions, please feel free to contact me at 214-969-2891.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries, Esq.

cc:	Kosta N. Kartsotis, Fossil Group, Inc.
Jeffery N. Boyer, Fossil Group, Inc.
Randy S. Hyne, Fossil Group, Inc.